Exhibit 4.5

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

Corporate Office	TSX: SMT
Suite 2100, 79 Wellington St W.	BVL: SMT
Toronto, ON, Canada M5K 1H1	www.sierrametals.com

    TABLE OF CONTENTS

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q1 2017 OPERATING AND FINANCIAL HIGHLIGHTS	4

4.	OUTLOOK	13

5.	RESULTS OF OPERATIONS	19

6.	SUMMARIZED FINANCIAL RESULTS	31

7.	QUARTERLY FINANCIAL REVIEW	35

8.	LIQUIDITY AND CAPITAL RESOURCES	36

9.	SAFETY, HEALTH AND ENVIRONMENT	38

10.	OTHER RISKS AND UNCERTAINTIES	38

11.	NON-IFRS PERFORMANCE MEASURES	39

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	44

13.	OFF BALANCE SHEET ARRANGEMENTS	47

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	47

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	48

1. INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 (“Q1 2017”) and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to “$” are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of May 11, 2017 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”) and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSON

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals is the qualified person as defined in NI 43-101, who supervised the preparation of the information related to mineral exploration for Sierra Metals’ Mexican properties included in this MD&A.

2. COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the recently announced Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

3. Q1 2017 OPERATING AND FINANCIAL HIGHLIGHTS

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2017	March 31, 2016
Operating
Ore Processed / Tonnes Milled	529,695	476,220
Silver Ounces Produced (000’s)	698	588
Copper Pounds Produced (000’s)	7,290	5,836
Lead Pounds Produced (000’s)	9,143	8,255
Zinc Pounds Produced (000’s)	18,137	10,919
Gold Ounces Produced	1,777	2,236
Copper Equivalent Pounds Produced (000’s)[1]	26,086	20,309
Silver Equivalent Ounces Produced (000’s)[1]	3,050	2,375

Cash Cost per Tonne Processed	$39.84	$41.57
Cost of sales per AgEqOz	$8.71	$9.12
Cash Cost per AgEqOz[2]	$8.23	$9.12
AISC per AgEqOz[2]	$12.84	$16.33
Cost of sales per CuEqLb[2]	$1.02	$1.07
Cash Cost per CuEqLb[2]	$0.96	$1.07
AISC per CuEqLb[2]	$1.50	$1.91

Cash Cost per AgEqOz (Yauricocha)[2]	$7.39	$8.69
AISC per AgEqOz (Yauricocha)[2]	$10.60	$15.16
Cash Cost per CuEqLb (Bolivar)[2]	$1.14	$1.41
AISC per CuEqLb (Bolivar)[2]	$1.89	$2.35
Cash Cost per AgEqOz (Cusi)[2]	$10.82	$3.88
AISC per AgEqOz (Cusi)[2]	$22.72	$12.88
Financial
Revenues	$54,518	$23,740
Adjusted EBITDA[2]	$25,361	$4,373
Operating cash flows before movements in working capital	$22,800	$5,010
Adjusted net income (loss) attributable to shareholders[2]	$10,990	$(1,967)
Net income (loss) attributable to shareholders	$2,558	$(5,116)
Cash and cash equivalents	$37,959	$19,147
Working capital	$12,442	$11,920

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au. Budgeted Ag price used in equivalent ounce/pound calculations is higher than the Company’s realized selling prices during 2017, and thus, has caused AgEq cost metrics to be higher than those actually realized.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q1 2017 Operational Highlights and Growth Initiatives

During the first quarter of 2017, consolidated metal production increased 28% compared to Q1 2016. The increase in metal production was due to higher throughput, higher silver, copper and zinc head grades as well as higher recoveries for all metals, except gold, at Yauricocha. Additionally, the Company saw higher throughput and recoveries of all metals at Bolivar but this was partially offset by lower throughput, head grades and recoveries of all metals at Cusi.

The Company reported solid improvements in metals production and tonnage processed in Q1 2017, led by the Yauricocha Mine, which recently completed several key aspects of a successful restructuring, and rehabilitation program. Work continues at all of our mines to improve operations, best practices, introduce modern equipment, and improve head grades. Management believes that these changes will serve to increase production and improve head grades for 2017 and the years to come.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Brownfield exploration programs remains a key aspect at all three of our mines and we are very optimistic that they will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar with the Bolivar West and Northwest zones as well as at Cusi with the recently announced Santa Rosa de Lima Zone. When combined with our continued production optimization program, it should lead to substantial growth, not only in production with lower costs, but most importantly in shareholder value.

Q1 2017 Consolidated Production Highlights

•	Silver (“Ag”) equivalent production of 3.0 million ounces (“oz”); a 28% increase from Q1 2016;

•	Copper (“Cu”) equivalent production of 26.1 million pounds (“lb”); a 28% increase from Q1 2016;

•	Total of 529,695 tonnes processed; an 11% increase from Q1 2016 production;

•	Increase of 54% in silver equivalent production and 21% increase in throughput at Yauricocha during Q1 2017 vs Q1 2016

Q1 2017 Consolidated Financial Highlights

•

Revenue from metals payable of $54.5 million in Q1 2017 increased by 130% from $23.7 million in Q1 2016. Higher revenues are primarily attributable to the 11% increase in throughput, the increase in silver, copper, and lead head grades, and higher recoveries for all metals, except gold, at Yauricocha; the 11% increase in throughput and higher recoveries for all metals at Bolivar; and the increase in the prices of silver (16%), copper (24%), lead (30%), zinc (65%), and gold (2%) in Q1 2017 compared to Q1 2016; this was partially offset by a 31% decrease in throughput and lower head grades and recoveries for all metals at Cusi;

•

Yauricocha’s cost of sales per silver equivalent payable ounce was $8.26 (Q1 2016 - $8.81), cash cost per silver equivalent payable ounce was $7.39 (Q1 2016 - $8.69), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $10.60 (Q1 2016 - $15.16) for Q1 2017 compared to the same period in 2016. The decrease in the AISC per silver equivalent payable ounce during Q1 2017 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the Mine. Also, lower treatment and refining costs were incurred during Q1 2017 resulting from improved terms within re-negotiated sales contracts with our off-takers;

•

Bolivar’s cost of sales per copper equivalent payable pound was $1.16 (Q1 2016 - $1.28), cash cost per copper equivalent payable pound was $1.14 (Q1 2016 - $1.41), and AISC per copper equivalent payable pound was $1.89 (Q1 2016 - $2.35) for Q1 2017 compared to the same period in 2016. The decrease in the AISC per copper equivalent payable pound during Q1 2017 was due to an increase in copper equivalent payable pounds as a result of 11% higher throughput, and higher recoveries realized for all metals, offset an

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

increase of $0.3M in sustaining capital expenditures related to mine development and equipment purchases;

•

Cusi’s cost of sales per silver equivalent payable ounce was $8.53 (Q1 2016 - $6.15), cash cost per silver equivalent payable ounce was $10.82 (Q1 2016 - $3.88), and AISC per silver equivalent payable ounce was $22.72 (Q1 2016 - $12.88) for Q1 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the increase of $0.4M in sustaining capital expenditures related to stope and drift development within the mine during Q1 2017 as the Company is currently re-evaluating its development plan following a successful reinterpretation of the mine’s geology. The decline in throughput and silver head grades and recoveries resulted in fewer silver equivalent payable ounces which also contributed to the higher AISC per silver equivalent payable ounce in Q1 2017 compared to Q1 2016;

•

Adjusted EBITDA (1) of $25.4 million for Q1 2017 increased compared to $4.4 million in Q1 2016. The increase in adjusted EBITDA in Q1 2017 was primarily due to the $26.0 million increase in revenues at Yauricocha, discussed previously;

•	Net income (loss) attributable to shareholders for Q1 2017 was $2.6 million (Q1 2016: $(5.1) million) or $0.02 per share (basic and diluted) (Q1 2016: $(0.03));

•	Adjusted net income attributable to shareholders (1) of $11.0 million, or $0.07 per share, for Q1 2017 increased compared to adjusted net loss of $(2.0) million, or $(0.01) per share for Q1 2016;

•

A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $9.2 million for Q1 2017 (Q1 2016: $4.8 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in Q1 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during Q1 2017 compared to Q1 2016 resulted in a higher depletion charge;

•

Cash flow generated from operations before movements in working capital of $22.8 million for Q1 2017 increased compared to $5.0 million in Q1 2016. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized; and

•

Cash and cash equivalents of $38.0 million and working capital of $12.4 million as at March 31, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $4.2 million during Q1 2017 due to $11.0 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(9.8) million, repayment of loans, credit facilities and interest of $(5.2) million, and dividends paid to non-controlling interest shareholders of $(0.5) million. Included in the $11.0 million of operating cash flows were negative changes in non-cash working capital items of $7.7 million due to the increase accounts receivable as at March 31, 2017.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Project Development

•	The Company announced the discovery of a new high-grade oxide zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and Cachi-Cachi Mine at Yauricocha;

•	The Company also announced drilling results demonstrating the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone, discovered in November 2016;

•

The new discoveries come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha, and all drilling will be included in an upcoming Mineral Resource and Reserve Estimate report that is expected to be published in the fourth quarter of 2017;

•

On March 6, 2017 the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico which continues to define high grade silver-gold, and polymetallic mineralization within the La Sidra vein;

•	Filed an updated NI 43-101 compliant Mineral Reserve and Resource Report for the Company’s Bolivar Mine on April 19, 2017;

•	Filed an updated NI 43-101 compliant Mineral Resource Report for the Company’s Cusi Mine on April 17, 2017;

•

Mine development at Bolívar during Q1 2017 totaled 808 meters. Most of these meters (497) were developed to prepare stopes for mine production. The remainder of the meters (311) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping; and

•	During Q1 2017, at the Cusi property, mine development totaled 2,145 meters, and 2,242 meters of infill drilling was carried out inside the Mine.

Recent Developments

•

On April 6, 2017 the Company announced the appointment of Igor Gonzales as President and Chief Executive Officer, effective May 1, 2017. Mr. Gonzales has served on the Sierra Metals Board of Directors since September 2013.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Exploration Highlights

Peru:

During Q1 2017, the Company drilled 80 holes totaling 11,711 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Esperanza: 6 horizontal holes totaling 2,254 meters to explore the continuity of mineralization at depth
•	Mina Cachi Cachi (Escondida Level 870): 13 holes totaling 2,754 meters to explore new mineralized zones;

Definition Drilling:

•	Rosaura (Level 920): 15 holes totaling 2,063 meters to define floor 8 on level 970 of the Rosaura orebody;
•	Catas (1020 level): 21 holes with a length of 2,222 meters of definition drilling to determine which sections of the orebody have the highest mineralized content;
•	Marita (1020 level): 4 holes totaling 768 meters to further define the orebody;
•	Mascota (1070 level): 4 horizontal holes totaling 336 meters to provide further certainty on the copper oxides within the orebody;
•	Contacto Oriental 2 (1020 level): 10 holes totaling 516 meters to further define the orebody;
•	Cuerpos Pequenos (silver, lead and zinc) 1 (1070 level): 7 holes totaling 798 meters of definition drilling to verify whether the orebody reached the 1070 level.

Discovery of New Esperanza North Zone and Drill Results at the Cuye-Mascota Zone

On May 1, 2017 the Company announced the discovery of a new high-grade lead and silver oxides zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and Cachi-Cachi Mine. The Company also announced drilling results which demonstrate the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone which was discovered in November 2016. Results included 69 meters of continuous sulfide mineralization. This zone is located 200 meters north of the central mine area, along strike from current mining activities. The new discovery and extension come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha Mine located 150 kilometers east southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru. All drilling that has taken place will be included in an upcoming Mineral Resource and Reserve Estimate report that is expected to be published for the Yauricocha Mine early in the fourth quarter of 2017.

The drilling program delineating extensions of the Cuye-Mascota zone include:

•	Hole Mas-30: 68.9 meters of 32.5g/t Ag, 1.43% Cu, 3.28% Zn, 0.70g/t Au; including 29.6 meters of 2.0% Cu, 0.9g/t Au; and 7.9 meters of 18.7% Zn, 62.6g/t Ag

•	Hole Mas-31: 12.0 meters of 6.6% Cu, 5.7% Zn, 24.9g/t Ag; and 2.8 meters of 456g/t Ag, 26.0% Pb, 19.0% Zn

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

•	Hole Mas-33: 24.6 meters of 8.3% Cu, 3.2% Zn; and 21.0 meters of 3.5% Cu, 6.0% Zn, 132g/t Ag

Esperanza North New Discovery Drill hole highlights include:

•	Hole ESP-02: 0.5 meters of 2,050.0g/t Ag, 30% Pb; and 3.0 meters of 465.27g/t Ag, 1.99% Zn, 16.29% Pb, 5.84g/t Au

•	Hole ESP-03: 2.4 meters of 985.21g/t Ag, 30% Pb, 2.40g/t Au

•	This discovery is approximately in the mid-point between the Esperanza orebody discovered in early 2016 and the Cachi Cachi Mine

•	This area had never been drilled before and the discovery is important for the interpretation of the orebody extensions between Esperanza and Cachi Cachi which are one kilometer apart

Drilling for the new Esperanza North zone took place from the Yauricocha tunnel which is located on the 720 level as the company drilled between limestone (Jumasha) and Granodioritic intrusive with an objective of identifying the contact face.

The Cuye orebody had been previously mined down from surface to the 870m level horizon of the Yauricocha mine and it used to be one of the main cashflow generators 10 years ago at Yauricocha. The orebody historically was predominantly a copper sulfide deposit which shrank to only many small structures below the 870 level. Exploration carried out during 2011 and 2012 was unsuccessful between the 870m and 1020m level horizon, which was the lowest level Company geologists could drill at that time. The results of the current drilling program on the 1070 level confirm according to the mine geologists that the Cuye orebody continues at depth to below the 1270 level. Geologists have also identified the transition zone of oxides to fresh lead, zinc and silver sulfide mineralization in this drilling program which also has an important economic relevance to its high grades, particularly for zinc and copper.

The diamond drill intercepts at the Cuye Ore Body are some of the widest intercepts of sulfide mineralization in the Company´s recent history. This ore body is of the replacement type, it is embedded in the contact between the Jumasha limestone and the intrusive (monzonitic composition). Within the intrusive, endoskarn horizons are present due to the metasomatic activity in the contact with the limestone host. In the contact area of the mineralized zones with the intrusive host geologists noted high concentrations of argilites. The minerals present are friable pyrite, chalcopyrite and hydrothermal calcosine in the center of the ore body, with sphalerite and galena in lower proportions, forming a halo around the limestone contact. Diamond drill core logs have shown evidence of intrusions of dioritic composition, apparently younger than the monzonitic intrusions, which are responsible for the mineralized fluids and ore body formation in the Cuye Area. It will be a priority for the Company to continue exploring the Cuye Area during the rest of 2017.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Table 1 - Length Weighted Composite Intervals for Cuye-Mascota

Hole No.	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	Description
MAS-30	101.30	110.00	8.70	3.22	0.08	3.01	19.31	0.01	Oxides Copper
	113.70	118.00	4.30	1.84	0.10	4.83	18.42	0.01	Oxides Copper
	215.60	224.60	9.00	69.60	0.31	0.26	13.96	0.23	Sulphides
	240.70	244.50	3.80	96.45	0.18	0.05	0.17	0.29	Pyrite
	281.70	350.60	68.90	32.50	0.10	1.43	3.28	0.70	Sulphides
MAS-31	117.35	129.70	12.35	24.87	0.19	6.56	5.71	0.02	Oxides Copper
	143.10	148.10	5.00	7.94	0.36	2.11	9.12	0.01	Oxides
	169.50	172.30	2.80	455.64	26.32	0.28	19.20	0.65	Sulphides
	288.40	289.25	0.85	31.50	0.02	2.59	0.13	0.05	Copper
MAS-33	112.95	130.20	17.25	23.61	0.86	8.59	4.10	0.07	Oxides Copper
	132.60	137.50	4.90	1.86	0.12	11.44	1.42	0.01	Oxides Copper
	156.50	160.00	3.50	326.57	19.70	2.42	1.74	4.15	Oxides Ag-Pb
	160.00	172.00	12.00	40.76	2.27	4.69	1.47	0.41	Oxides Copper
	172.00	177.80	5.80	204.34	5.41	1.81	3.06	1.59	Oxides. Ag-Pb
	177.80	185.10	7.30	114.54	4.08	0.10	8.64	1.21	Sulphides
	310.00	313.50	3.50	44.03	0.03	2.36	0.19	0.28	Copper
	313.50	331.70	18.20	189.89	2.45	2.74	13.27	1.01	Polymetallic
	337.70	339.50	1.80	27.54	0.06	0.67	0.47	0.95	Pyrite
Table 2 - Length Weighted Composite Intervals for Esperanza North
Hole No.	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	Description
ESP-02	388.90	389.40	0.50	2050.0	30.00	0.01	0.21	0.30	Sulphides
	389.40	392.40	3.00	465.27	16.29	0.13	1.99	5.84	Oxides
	392.40	396.00	3.60	10.37	0.05	0.00	3.94	0.02	Marble Oxides
	396.00	398.50	2.50	27.38	0.78	0.02	2.00	0.79	Oxides
ESP-03	462.15	464.30	2.15	985.21	30.00	0.03	0.15	2.40	Oxides

All reported intercepts are core length as further drilling is required to determine true thicknesses.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Mexico:

Bolivar

•

At Bolívar during Q1 2017, 3,189 meters were drilled in the following areas: 1,051 meters in the El Gallo area with the objective of finding the continuation of the El Gallo Inferior orebody between the Mina de Fierro and the Bolivar Mine; and 2,138 meters were drilled at Bolivar Northwest;

•	A Titan 24 geophysical survey was performed during Q1 2017 in the area of Bolívar NW and Bolivar West,

Definition of High Grade Silver-Gold Mineralization at the La Sidra Zone and High Grade Copper at the Bolivar West Zone

On March 6, 2017 the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico and continues to define high grade silver-gold and polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Drilling programs also continue at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) to define high grade copper with coincident strong chargeability and within resistivity zones detected during a recently completed a 400 hectare Titan 24 Induced Polarization (‘IP’) survey conducted by Quantec Geosciences of Toronto, Ontario.

A planned 20,000-metre drilling program has been budgeted with 9,500 meters of In-fill drilling planned at La Sidra and 11,500 meters at Bolivar West and Bolivar NorthWest. Currently drilling is being conducted on Bolivar West zone. The purpose of these programs is to define existing known areas. Once final results are available from the geophysical program, further drilling programs will be carried out.

La Sidra Zone Drill hole highlights include: (for a complete table of drill results please see Company press release dated March 6, 2016)

Hole No.	True Width (m)	CuEQ (%)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)

DB14B460:	3.5	9.22	717	0.39	1.31	0.76
DB14B462:	9.7	10.63	390	1.88	4.99	4.05
DB15B490:	1.7	10.60	537	1.17	1.66	3.92
Bolivar West Zone Drill hole highlights include:
Hole No.	True Width (m)	CuEQ (%)	Ag (g/t)	Cu (%)	Zn (%)	Au (g/t)

DB15B516:	9.2	4.05	69	2.34	2.02	0.07
DB16B526:	15.6	2.46	41	1.39	0.77	0.33
DB16B538:	19.0	2.00	32	1.66	0.02	0.00
DB16B549:	10.5	4.26	60	2.70	0.02	1.17

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Cusi:

•	The Company drilled 1,076 meters from surface related to the San Ignacio and San Rafael veins.

Discovery of Significant High-Grade Zone at Cusi Silver Mine in Mexico

On February 27, 2017 the Company announced the discovery of new high grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The Santa Rosa de Lima complex lies within a regional structure extending some 64 kilometers. Extension on the Cusi property has an anticipated length of 12 kilometers. The discovery comes as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016 and has now been completed. The structural mineralization widths from this program range from 1.5 meters to 10.0 meters with an average width of 4.16 meters. Full results from the program are expected to be released in late June 2017. Subsequent to the completion of the initial drilling campaign, the Company has also commenced an additional drilling campaign consisting of 15,000 meters of infill drilling which is approximately 25% complete.

The mineralization at the Santa Rosa de Lima structure is located 100 meters below the surface, and can occasionally be observed at surface at the intersections of veins like “Promontorio” and “Santa Edwiges”.

Historical Drill hole highlights include:

Hole No.	True Width (m)	EQAg (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)

Cusi-628:	20.0	287	266	0.22	0.21	0.06
Cusi-509	12.0	794	758	0.36	0.33	0.13
Cusi-551	6.0	374	358	0.26	0.16	0.00
Cusi-575	5.0	860	709	2.12	1.31	0.03
Current Drill hole highlights include:
Hole No.	True Width (m)	EQAg (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)

Cusi-2	3.2	351	332	0.20	0.18	0.06
Cusi-4	3.9	298	167	2.25	1.25	0.00
Cusi-5	2.5	218	200	0.12	0.14	0.12
Cusi-6	1.5	1243	1152	0.26	0.52	0.85
Cusi-14	3.1	1126	1034	1.50	2.00	0.00

A program of 15,000 meters of drilling is currently in progress. This program is targeted to investigate an area of one kilometer in length and 500 meters in depth in the target area defined by the previous drill holes. Drilling to date demonstrates that mineralization is consistent across the assessed area and lies between 1,850 and 1,500 meters above sea level (150 to 550 meters below surface) in depth.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Drilling will continue along the Santa Rosa de Lima Zone to the NW and SE in subsequent programs as the possibility exists to define a 12 kilometer zone.

The discovery and evaluation to date of the Santa Rosa de Lima zone demonstrates very important potential in our operations at the Cusi Mine. We hope in the short term to have a better understanding of the 12 kilometer structural extension containing the Santa Rosa de Lima zone. Intercepts such as those returned in Cusi-6, Cusi-14 and Cusi-509 are common in epithermal deposits of “bonanza” (High grade).

4.	OUTLOOK

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, increasing its mineral reserves and resources at each of its’ mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value. Sierra is pursuing several initiatives for 2017 in order to meet our objectives of maintaining production costs in the long-term and increasing ore production values and plant capacity where possible in all operations. Sierra’s restructuring and operational improvement program, which began in Q3 2015 at the Yauricocha Mine, has successfully addressed the management of water control issues, the improvement of mine sequencing, implementation of best practices and the mechanization of the Mine. The water flow issues are now under control with a drainage program in place and successfully operating. The Company is effectively moving away from conventional jackleg mining to mechanized jumbo mining. Also, planned shotcrete placement is now at 50% of target and the Company is successfully moving to shotcrete, bolting with friction bolts and resin rebar bolts, screens and straps for improved ground support. Steel set installations have also been reduced by over 50% on a monthly basis.

The Company’s emphasis at Yauricocha will continue to be on the production of higher value ore, including an estimated 200,000 tonnes of ore feed from the Esperanza Zone during 2017. This effort is expected to continue to improve the Company’s operating margins and cash flow generation within a recently improved, but historically softer metals price environment.

The Company plans to continue to focus on encouraging drilling results which demonstrated the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone which was discovered in November 2016. This zone is located 200 meters north of the central mine area, along strike from current mining activities. The new discovery and extension come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha Mine. All drilling that has taken place will be included in an upcoming Mineral Resource and Reserve Estimate report that is expected to be published for the Yauricocha Mine early in the fourth quarter of 2017.

Similar to our Esperanza discovery in early 2016, the high-grade Cuye-Mascota zone is in close proximity to our existing operations, which make their economic potential more meaningful. The Company has made a strong commitment to brownfield exploration in 2017 and the results demonstrate the strong potential to further grow mineral reserves and resources through further infill and exploration drilling. Continued exploration programs are planned with an aim to add high value tonnage going forward in 2017 as the drilling focuses on new discoveries and expansion of areas in close proximity to existing operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Similar to the operational improvement program completed at the Yauricocha Mine in Peru, the Company is working on a similar program at Bolivar in 2017. The Company’s focus at Bolivar this year will be on efforts that can improve production volume, increase throughput and increase recoveries at the Mill.

Bolivar mine throughput has grown continually from 400 tonnes per day (tpd) in 2011 to 2,700 tpd currently, and its annual copper equivalent production has grown from 3.9 million pounds in 2011 to annual copper equivalent production of 21.2 million pounds in 2016. As tonnage production rates have increased at Bolivar, the Company has realized modest reduction in its all-in sustaining costs, not truly reflecting the economies of scale of tonnage increases. This is primarily due to lower average copper head grades

The Company’s focus at Bolivar during the remainder of 2017 will be on improving production volume through the procurement of new equipment including Jumbos, Scoops and Trucks expected to arrive in stages with full delivery complete by the end of the third quarter with the intention of moving more material from available production stopes within the mine.

The connection of the Agua Caliente power substation at Bolivar during February 2015 was another step completed in continuing to increase throughput at the Piedras Verdes plant. A mine to mill optimization has been completed, to finalize all steps required to bring the throughput at Bolivar beyond 2,500 tpd which we hope to achieve during 2017. Partial key equipment purchases have been procured during 2016 in the effort to make this objective a reality. Throughput during Q1 2017 was approximately 2,800 tpd and the Company is also taking steps to increase the daily throughput to 3,000 tpd during 2017.

The Company has been very satisfied with the updated Resource and Reserve report for the Bolivar Mine released during Q1 2017 and the quality of the defined areas within the Report. A 20,000-meter drill program has been in execution since the latter part of 2016 with a significant portion already completed. Drilling is taking place at the Bolivar West, Bolivar Northwest and will continue at the La Sidra area. Also, a recently completed geophysical program utilizing Titan 24 techniques has targeted near-surface, coincident strong chargeability (IP) and resistivity anomalies in the Southwestern sector of the property near Bolivar West. These targets will be drilled with a diamond drilling program and subsequent exploration programs are targeted to increase tonnage and grade at Bolivar.

At Cusi, the recently released Resource Estimate provides a solid foundation upon which future updates could add further resources and potentially reserves later this year. Our current drilling program at the Santa Rosa de Lima zone is experiencing very positive results with wider and higher grade structures encountered in the drill intercepts than at those structures historically mined at the Cusi Mine. We believe this will be a very exciting year for exploration results as a product of our aggressive exploration drilling programs undertaken at Cusi.

The discovery and evaluation to date of the Santa Rosa de Lima zone demonstrates very important potential in our operations at the Cusi Mine. We hope in the short term to have a better understanding of the 12 kilometer structural extension containing the Santa Rosa de Lima zone. Intercepts such as those returned in Cusi-6, Cusi-14 and Cusi-509 are common in epithermal deposits of “bonanza” (High grade). There is reasonable potential to expand the Santa Lima de Rosa zone to depth and along strike to the NW and SE as these areas have never been drill

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

tested. We look forward to an exciting future exploring the Santa Lima da Rosa zone and the surrounding district.

A program of 15,000 meters of drilling was recently completed at Cusi. This program was targeted to investigate an area of one kilometer in length and 500 meters in depth in the target area defined by the previous drill holes. Drilling to date demonstrates that mineralization is consistent across the assessed area and lies between 1,850 and 1,500 meters above sea level (150 to 550 meters below surface) in depth.

Despite the decreases in tonnage and metal production at Cusi it is very important to note that the Company is currently re-evaluating its development plan at the mine following a successful reinterpretation of the mine’s geology. Management are very encouraged by data from a recently completed 15,000-metre drilling program that was focused on the high-grade Santa Rosa de Lima zone with a goal of increasing tonnage and grade at Cusi, which was not included in the recently released Mineral Resource Estimate at Cusi (please see news release dated April 13, 2017). Drilling in this area is based on a new conceptual interpretation of the Santa Rosa de Lima structure at the Cusi Mine. This interpretation is based on exploration drilling of the NW-SE regional structural system and demonstrates that mineralization is consistent across the assessed area. The structural mineralization widths from this program range from 1.5 meters to 10.0 meters with an average width of 4.16 meters. Full results from the program are expected to be released in late June 2017. Subsequent to the completion of the initial drilling campaign, the Company has also commenced an additional drilling campaign consisting of 15,000 meters of infill drilling which is approximately 25% complete.

Management plans to focus on improving head grades and maintaining production at a rate of approximately 400tpd, while stockpiling ore at the plant and producing it in batches. The Company will be drifting on the Santa Rosa de Lima zone in an effort to improve head grades as well as focus on the reinterpretation of geology at Cusi.

The Company has a history of strong operating cash flow generation, as evidenced by $22.8 million of operating cash flows before movements in working capital generated during Q1 2017, and had cash and cash equivalents of $38.0 million, and working capital of $12.4 million as at March 31, 2017. The Company is expending significant efforts to maintain positive cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and improve liquidity with the objective of reducing debt levels equal to or less than 1 times EBITDA. The Company continues to believe that its’ treasury and future cash flows will be adequate to finance the capital expenditures budgeted at each of the three mines.

Sierra shareholders approve share consolidation as predecessor to potential U.S. listing

On September 27, 2016, a Special Meeting of Shareholders was held, whereby 98% of Sierra Metals’ shareholders voted in favour to amend the Company’s articles to allow the consolidation of the issued and outstanding Common Shares of the Corporation on the basis of one post-consolidation Common Share for every two pre-consolidation Common Shares or such other consolidation ratio that the directors of the Corporation deem desirable. Such ratio is to be no greater than one post-consolidation Common Share for every five pre-consolidation Common Shares. The Company continues to work towards this U.S. listing and believes it will occur during Q2 2017.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

U.S. Listing

Sierra Metals has determined that a listing on a US stock exchange will benefit the Company. However, to qualify for listing the price of the Common Shares must meet a minimum US$2.00 per share threshold. At the Company’s current share price a share consolidation would not be necessary, however, the Company may need to complete a consolidation designed to increase the price of the Common Shares. The Company has been pre-approved to list on the New York Stock Exchange (“NYSE”) MKT exchange and continues to work towards this U.S. listing and believes it will occur during Q2 2017.

Spin-out of Peru Northern Properties

Sierra Metals Inc. shareholders have voted at a special meeting of shareholders on February 16, 2017, to spin-out (the “Spin-out”) to existing shareholders its 100% owned Las Lomas Project, into a proposed new public entity called Cautivo Mining Inc. (“Cautivo”) by approving a reduction in the capital of the common shares of Sierra Metals for the capital assigned to Cautivo Mining. The final voting results were 99.94% voting in favour of the capital reduction. On the completion of the Spin-out, Cautivo who are the developer of the properties’ main asset will be its indirect interest in the Las Lomas Project (the “Las Lomas Project”) consisting of approximately 32,000 hectares of greenfield exploration properties located in northern Peru. The Company is currently in the process of working with the Toronto Securities Exchange in order to receive approval for the spin-out.

2017 Production and Cost Guidance

This section of the MD&A provides management’s production estimates for 2017. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company anticipates 2017 silver equivalent production will range between 11.5 to 13.5 million ounces. Copper equivalent production will range between 98.6 to 115.1 million pounds. The forecasted range includes increased production and higher recoveries at Yauricocha and Bolivar and increased throughput at Cusi.

The Company has a significant amount of untapped potential for continued growth in volume, mill throughput and delivering increased ore value to the mills which will increase cash flow and at current metal prices, should lead the Company to surpass previous EBITDA records in 2017. The Company also expects to see continued growth in mineral resources and metals production and is continuing with a disciplined and well organized plan to unlock value and growth at all three Mines in 2017. Continued investment in our properties through brownfield exploration and key capital expenditures to improve infrastructure and equipment will lay the ground work for continued increases in cashflow, metals production, grade and resources for Sierra Metals in 2017 and beyond.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The following table sets out Sierra’s Q1 2017 production compared to the fiscal 2017 guidance:

Metal Production	Q1 2017	2017 Guidance
	Actual	Low	High

Silver ounces (000’s)	698	2,987	3,485
Copper pounds (000’s)	7,290	31,050	36,200
Lead pounds (000’s)	9,143	31,100	36,300
Zinc pounds (000’s)	18,137	61,800	72,100
Gold ounces	1,777	7,800	9,100
Silver equivalent ounces (000’s)(1)	3,050	11,534	13,454
Copper equivalent pounds (000’s)(1)(2)	26,086	98,642	115,066

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

The Company is on track to meet its 2017 Production Guidance for all metals, except gold.

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 16% higher for silver, 24% higher for copper, 30% higher for lead, 65% higher for zinc and 2% higher for gold, during Q1 2017 compared to the average prices for Q1 2016. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the prices.

LME Average Prices	Three months ended March 31,
(In US dollars)	2017	2016

Silver (oz)	$ 17.24	$14.76
Copper (lb)	$ 2.64	$2.12
Lead (lb)	$ 1.02	$0.80
Zinc (lb)	$ 1.26	$0.76
Gold (oz)	$ 1,205	$1,164

Since February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals in comparison to the last nine months of 2015. However, nearing the end of 2016, the U.S. election results revived the sentiment towards the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. During Q1 2017, the prices of silver and gold increased compared to Q1 2016, with the price ranging from $16.00 to $18.47 per ounce for silver and $1,150 to $1,259

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

per ounce for gold. Sierra’s average realized silver price for Q1 2017 was $17.71 per ounce compared to $15.26 per ounce in Q1 2016. Sierra’s average realized gold price for Q1 2017 was $1,231 per ounce compared to $1,212 per ounce in Q1 2016.

In early November, copper prices increased over $0.50/lb in two weeks after being on a downward trend since February 2011 when prices peaked above $4.60/lb. Copper consumption continues to rise at better than projected rates, although still lower than in 2015. Stronger than expected construction and automotive growth have offset manufacturing declines. The large increases in global mine production growth over the past two years are now mostly complete and mine production growth is expected to fall during 2017. Despite the recent rally in prices and stable metal markets, the market remains cautious in the short to medium-term. During Q1 2017, copper prices traded in a range of $2.53 to $2.71 per pound with an average quarterly price of $2.64 per pound compared with $2.16 per pound in Q1 2016. Sierra’s average realized copper price for Q1 2017 was $2.64 per pound compared to $2.13 per pound in Q1 2016.

During Q1 2017, zinc prices traded in a range of $1.17 to $1.33 per pound with an average quarterly price of $1.26 compared with $0.72 per pound in Q1 2016. Sierra’s realized zinc price for Q1 2017 was $1.27 per pound compared to $0.77 per pound in Q1 2016. A continued lack of investment in new zinc mine production, along with anticipated closures of major zinc mines is likely to result in a continuation of the decline of zinc metal inventories that began in 2013 and resulted in a significant deficit in the global zinc metal market and limited availability of physical metal within the next two years. LME inventory for zinc decreased during Q1 2017 by 13%. Total global reported exchange stocks are estimated at 15 days of global consumption, down from the 25 year average of 23 days. Excess zinc metal stocks also continue to be drawn down from non-LME warehouses.

Lead prices traded in a range of $0.93 to $1.10 per pound in Q1 2017. Sierra’s realized lead price during Q1 2017 was $1.04 per pound compared to $0.80 per pound in Q1 2016.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at March 31, 2017 the US dollar/Peruvian Nuevo Sol exchange rate was 3.25 (December 31, 2016: 3.35) and the US dollar/Mexican Peso exchange rate was 18.84 (December 31, 2016: 20.74). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.2 million and $1.4 million in the Company’s net profit, respectively, assuming that our operational performance during 2017 was consistent with 2016.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2017	2016				2015
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore Processed/tonnes milled
Yauricocha	251,180	236,650	237,429	215,510	207,580	193,710	193,558	224,988
Bolivar	243,974	245,000	250,261	236,252	218,886	211,311	206,318	209,459
Cusi	34,541	36,055	48,863	52,226	49,753	51,821	52,206	48,928
Consolidated	529,695	517,705	536,553	503,988	476,219	456,842	452,082	483,374
Silver ounces produced (000’s)
Yauricocha	499	550	545	463	283	287	377	577
Bolivar	94	98	95	106	97	103	85	114
Cusi	104	140	172	211	207	213	228	221
Consolidated	697	788	812	780	588	603	691	911
Copper pounds produced (000’s)
Yauricocha	2,783	1,720	1,740	959	1,863	1,047	770	2,037
Bolivar	4,508	4,433	4,417	4,287	3,974	4,447	3,939	4,471
Cusi	-	-	-	-	-	-	-	-
Consolidated	7,290	6,152	6,156	5,245	5,836	5,493	4,709	6,508
Lead pounds produced (000’s)
Yauricocha	8,382	9,295	10,651	9,550	6,944	6,814	10,127	10,751
Bolivar	-	-	-	-	-	-	-	-
Cusi	761	695	999	1,105	1,312	1,106	899	365
Consolidated	9,143	9,990	11,650	10,655	8,256	7,920	11,026	11,116
Zinc pounds produced (000’s)
Yauricocha	17,774	16,776	14,041	13,708	10,281	9,265	9,332	13,019
Bolivar	-	-	-	-	-	-	-	-
Cusi	363	263	394	510	638	-	-	-
Consolidated	18,137	17,039	14,435	14,218	10,919	9,265	9,332	13,019
Gold ounces produced
Yauricocha	779	908	1,457	1,237	1,062	1,041	1,158	1,232
Bolivar	840	801	583	743	859	833	660	804
Cusi	159	158	265	217	314	327	208	141
Consolidated	1,778	1,867	2,305	2,197	2,235	2,201	2,026	2,177

	2017	2016				2015
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver equivalent ounces produced (000’s)[1]
Yauricocha	2,202	2,124	2,071	1,816	1,432	1,279	1,493	2,071
Bolivar	680	673	653	660	622	681	592	693
Cusi	168	196	255	302	320	284	282	247
Consolidated	3,050	2,993	2,979	2,778	2,374	2,243	2,366	3,011
Copper equivalent pounds produced (000’s)[1]
Yauricocha	18,829	18,162	17,710	15,535	12,246	10,935	12,766	17,712
Bolivar	5,820	5,755	5,582	5,643	5,323	5,827	5,062	5,929
Cusi	1,437	1,674	2,180	2,579	2,740	2,431	2,413	2,111
Consolidated	26,086	25,591	25,472	23,757	20,309	19,193	20,242	25,752
Cash cost per tonne processed
Yauricocha	$57.81	$56.15	$56.17	$55.41	$55.30	$57.17	$55.24	$48.34
Bolivar	$19.51	$21.88	$22.99	$26.40	$26.55	$25.06	$32.56	$28.14
Cusi	$52.71	$57.83	$47.21	$42.57	$50.38	$48.17	$41.20	$38.22
Consolidated	$39.84	$40.06	$39.87	$40.48	$41.57	$41.30	$43.27	$40.01

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

During the first quarter of 2017, consolidated metal production increased 28% compared to Q1 2016. The increase in metal production was due to higher throughput, higher silver, copper and zinc head grades as well as higher recoveries for all metals, except gold, at Yauricocha. Additionally, the Company saw higher throughput and recoveries of all metals at Bolivar but this was partially offset by lower throughput, head grades and recoveries of all metals at Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Bolivar had another quarter of consistent plant throughput in Q1 2017 with 243,974 tonnes processed which was an 11% increase when compared to Q1 2016. The higher throughput and recoveries of all metals helped offset the lower head grades encountered and resulted in a 9% increase in copper equivalent production compared to Q1 2016. Plant improvements completed at Bolivar during the second half of 2016, including the installation of a new vibrating screen and cyclones which contributed to the improvement in recoveries of all metals during Q1 2017.

During Q1 2017, consolidated silver and copper equivalent production increased 28% compared to Q1 2016, despite just an 11% increase in throughput and was the fourth best quarter of silver and copper equivalent production in the Company’s history.

The Company continues to see significant improvements in the operations at Yauricocha, as we have completed the restructuring process at the mine. Silver equivalent production increased by 54%, despite just a 21% increase in throughput, in Q1 2017 versus Q1 2016 as the Company continued to focus on the production of higher grade material to maximizing metal content and profitability.

Consolidated Production	Three Months Ended
	March 31, 2017	March 31, 2016	% Var
Tonnes processed	529,695	476,220	11%
Daily throughput	6,054	5,443	11%

Silver ounces (000’s)	698	588	19%
Copper pounds (000’s)	7,290	5,836	25%
Lead pounds (000’s)	9,143	8,255	11%
Zinc pounds (000’s)	18,137	10,919	66%
Gold ounces	1,777	2,236	-21%
Silver equivalent ounces (000’s) (1)	3,050	2,375	28%
Copper equivalent pounds (000’s) (1)	26,086	20,309	28%
Metals payable in concentrates
Silver ounces (000’s)	638	370	72%
Copper pounds (000’s)	12,453	4,586	172%
Lead pounds (000’s)	8,336	6,358	31%
Zinc pounds (000’s)	14,996	8,779	71%
Gold ounces	1,030	1,519	-32%
Silver equivalent ounces (000’s) (1)	2,716	1,763	54%
Copper equivalent pounds (000’s) (1)	23,233	15,076	54%

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is soon to be permitted to produce at a rate of 3,000 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Discovery of New Esperanza North Zone and Drill Results at the Cuye-Mascota Zone

On May 1, 2017 the Company announced the discovery of a new high-grade lead and silver oxides zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and Cachi-Cachi Mine. The Company also announced drilling results which demonstrate the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone which was discovered in November 2016. Results included 69 meters of continuous sulfide mineralization. This zone is located 200 meters north of the central mine area, along strike from current mining activities. The new discovery and extension come as part of an ongoing brownfield drilling program that is testing priority targets at the Yauricocha Mine located 150 kilometers east southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru. All drilling that has taken place will be included in an upcoming Mineral Resource and Reserve Estimate report that is expected to be published for the Yauricocha Mine in the fourth quarter of 2017.Drilling for the new Esperanza North zone took place from the Yauricocha tunnel which is located on the 720 level as the company drilled between limestone (Jumasha) and Granodioritic intrusive with an objective of identifying the contact face.

The Cuye orebody had been previously mined down from surface to the 870m level horizon of the Yauricocha mine and it used to be one of the main cashflow generators 10 years ago at Yauricocha. The orebody historically was predominantly a copper sulfide deposit which shrank to only many small structures below the 870 level. Exploration carried out during 2011 and 2012 was unsuccessful between the 870m and 1020m level horizon, which was the lowest level Company geologists could drill at that time. The results of the current drilling program on the 1070 level confirm according to the mine geologists that the Cuye orebody continues at depth to below the 1270 level. Geologists have also identified the transition zone of oxides to fresh lead, zinc and silver sulfide mineralization in this drilling program which also has an important economic relevance to its high grades, particularly for copper.

The diamond drill intercepts at the Cuye Ore Body some of the widest intercepts of sulfide mineralization in the Company´s recent history. This ore body is of the replacement type, it is embedded in the contact between the Jumasha limestone and the intrusive (monzonitic composition). Within the intrusive, endoskarn horizons are present due to the metasomatic activity

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

in the contact with the limestone host. In the contact area of the mineralized zones with the intrusive host geologists noted high concentrations of argilites. The minerals present are friable pyrite, chalcopyrite and hydrothermal calcosine in the center of the ore body, with sphalerite and galena in lower proportions, forming a halo around the limestone contact. Diamond drill core logs have shown evidence of intrusions of dioritic composition, apparently younger than the monzonitic intrusions, which are responsible for the mineralized fluids and ore body formation in the Cuye Area. It is very important to continue exploring the Cuye Area during the rest of the year.

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months ended March 31, 2017 has been provided below:

Yauricocha Production	3 Months Ended
	Q1 2017	Q1 2016	% Var.

Tonnes processed (mt)	251,180	207,580	21%
Daily throughput	2,871	2,372	21%

Silver grade (g/t)	81.37	74.21	10%
Copper grade	0.81%	0.75%	8%
Lead grade	1.76%	2.29%	-23%
Zinc grade	3.60%	2.68%	35%
Gold Grade (g/t)	0.56	0.63	-11%

Silver recovery	75.95%	57.19%	33%
Copper recovery	62.00%	54.23%	14%
Lead recovery	85.96%	66.17%	30%
Zinc recovery	89.12%	83.98%	6%
Gold Recovery	17.25%	25.33%	-32%

Silver ounces (000’s)	499	283	76%
Copper pounds (000’s)	2,783	1,863	49%
Lead pounds (000’s)	8,382	6,944	21%
Zinc pounds (000’s)	17,774	10,281	73%
Gold ounces	779	1,062	-27%

Silver equivalent ounces (000’s) (1)	2,202	1,432	54%
Copper equivalent pounds (000’s)(1)	18,829	12,246	54%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

The Yauricocha Mine processed a quarterly record of 251,180 tonnes in Q1 2017 representing a 21% increase compared to Q1 2016. The 54% increase in metal production in Q1 2017 was driven by higher plant throughput, higher silver, copper and zinc head grades, and higher recoveries of all metals, except gold. The Company continues to see improvements in metal production as a result of the installation of a higher capacity hoist and the positive impact of the operational improvement program implemented at the mine during the past year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Continued production from higher grade ore zones, including the Esperanza Zone and the Cuerpos Chicos, has allowed the Company to continue to increase throughput and improve head grades, resulting in higher silver and copper equivalent metal production. The Company also saw an increase in the production of all metals, except gold, with increases in production of silver (76%), copper (49%), zinc (73%), and lead (21%). Management believes throughput and metal production will remain stable throughout the year.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the new Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The Company is currently producing at a rate of approximately 2,700 tpd and expects to increase this throughput rate to 3,000 tpd and higher during 2017 and beyond.

At Bolívar during Q1 2017, 3,189 m were drilled in the following areas:

1,051m in the El Gallo area with the objective of finding the continuation of the El Gallo Inferior orebody between the Mina de Fierro and the Bolivar Mine. A skarn zone was intersected with an average ore body width of 9 meters, with chalcopyrite and semi-massive magnetite.

2,138m were drilled at Bolivar Northwest, which intersected two mineralized zones; the first zone corresponds to the El Gallo Superior, which included a lithology of marmatite skarn with desiminated chalcopyrite, which include an average width of 8m for the orebody. The second zone corresponds to the El Gallo Inferior orebody, a magnetite skarn zone with semi-massive chalcopyrite, with an average width of 10m.

A Titan 24 geophysical survey was performed during Q1 2017 in the area of Bolívar NW and Bolivar West, covering 2.4 km long by 2.4 KM wide, on 200m spaced lines. The final results of this survey are expected to be received by the end of May 2017.

Bolivar Mineral Resource Estimate

Mineral Resource Estimations have been conducted by Matthew Hastings of SRK Consulting (U.S.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

Mineral Reserve Estimations have been conducted by Jon Larson of SRK Consulting (U.S.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Minemax iGantt software.

The September 30, 2016, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 1. These resources have been stated in unmined areas of the deposits as well as within surveyed pillar shapes in the existing mined out areas, using a lower cut-off grade

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

(“COG”) to reflect the fact that they have been exposed through previous mining. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 1:	Consolidated Bolivar Mineral Resource Estimate as of September 30, 2016 – SRK Consulting (U.S.), Inc.

Resources - Indicated							Contained Metal
		Tonnes (000’s)	Ag g/t	Cu %	Au g/t	CuEq %	Ag M oz	Cu M lb	Au K oz	CuEq M lb
Bolivar
	Indicated	9,335	18.1	0.90	0.30	1.23	5.4	184.9	91.0	252.9

Resources - Inferred							Contained Metal
		Tonnes (000’s)	Ag g/t	Cu %	Au g/t	CuEq %	Ag M oz	Cu M lb	Au K oz	CuEq M lb
Bolivar
	Inferred	9,055	17.9	0.86	0.33	1.20	5.2	171.6	97.0	239.8

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.

(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$13.59/t), processing costs (US$10.00/t), and general and administrative costs (US$3.40/t).

(3) The metal value cut-off grade for the unmined portions of the Bolivar Mine is US$27 and is US$20 for the remaining vertical pillars in the mined areas. The mineral resources within the remaining vertical pillars comprise less than 1% of the Mineral Resource

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

The consolidated mineral reserve statement for the Bolivar Mine area is presented in Table 2. The effective date for the reserves estimated herein is September 30, 2016. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 2:	Consolidated Bolivar Mineral Reserve Estimate as of September 30, 2016 – SRK Consulting (U.S.), Inc.

Reserves - Probable							Contained Metal
		Tonnes (000’s)	Ag g/t	Cu %	Au g/t	CuEq %	Ag M oz	Cu M lb	Au K oz	CuEq M lb
Bolivar
	Probable	4,327	17.5	0.85	0.31	1.18	2.4	80.7	44.0	112.1

•	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
•

Ore reserves are reported at NSR cutoffs (CoG) based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of NSR are: Copper (Cu): US$/lb 2.43, Silver (Ag): US$/oz 18.30, and Gold (Au): US$/oz 1,283.00.

** Metallurgical recovery assumptions are 81% Cu, 77% Ag, and 49% Au.

•	The NSR CoG is variable by mining method:
o	US$30.50 = Room and Pillar; and
o	US$32.50 = Longhole Stoping.
•	Ore reserves have been stated on the basis of a mine design, mine plan, and cash-flow model:
o	Mining recovery applied is 85%.
o	Mining dilution (internal and external), applied with a zero grade, ranges from 12% to 36% and averaged 16%.

La Sidra

On March 6, 2017 the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico and continues to define high grade silver-gold and

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Drilling programs also continue at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) to define high grade copper with coincident strong chargeability and within resistivity zones detected during a recently completed a 400 hectare Titan 24 Induced Polarization (‘IP’) survey conducted by Quantec Geosciences of Toronto, Ontario.

A planned 20,000-metre drilling program has been budgeted with 9,500 meters of In-fill drilling planned at La Sidra and 11,500 meters at Bolivar West and Bolivar NorthWest. Currently drilling is being conducted on Bolivar West zone. The purpose of these programs is to define existing known areas. Once final results are available from the geophysical program, further drilling programs will be carried out.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months ended March 31, 2017 has been provided below:

Bolivar Production	3 Months Ended
	Q1 2017	Q1 2016	% Var.

Tonnes processed (mt)	243,974	218,886	11%
Daily throughput	2,788	2,502	11%

Copper grade	1.03%	1.06%	-3%
Silver grade (g/t)	15.25	18.37	-17%
Gold grade (g/t)	0.20	0.27	-23%

Copper recovery	81.49%	77.69%	5%
Silver recovery	78.95%	75.40%	5%
Gold recovery	52.49%	45.99%	14%

Copper pounds (000’s)	4,508	3,973	13%
Silver ounces (000’s)	94	97	-3%
Gold ounces	840	859	-2%

Silver equivalent ounces (000’s)(1)	680	622	9%
Copper equivalent pounds (000’s)(1)	5,820	5,323	9%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Bolivar had another quarter of consistent plant throughput in Q1 2017 with 243,974 tonnes processed which was an 11% increase when compared to Q1 2016. The higher throughput and recoveries of all metals helped offset the lower head grades encountered and resulted in a 9% increase in copper equivalent production compared to Q1 2016. Plant improvements completed at Bolivar during the second half of 2016, including the installation of a new vibrating screen and cyclones.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Copper production of 4.5 million pounds increased 13%, silver production of 94,000 ounces decreased 3% and gold production of 840 ounces decreased 2% in Q1 2017 compared to Q1 2016.

The Company’s focus at Bolivar during the remainder of 2017 will be on improving production volume through the procurement of new equipment including Jumbos, Scoops and Trucks expected to arrive in stages with full delivery complete by the end of the second quarter with the intention of moving more material from available production stopes within the mine.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production. The Company has been successful in increasing the throughput at Cusi from 170 tpd during 2013 to 534 tpd during 2016.

Mine development of the mineralized structures at the Promontorio and Santa Eduwiges Mines in Q1 2017 totaled 2,145 meters (392 meters of ramps, 1,113 meters of drifts, 112 meters of raises, and 528 meters of other development). As a result of this development, 34,541 tons of ore was stoped with average head grades of: 0.25 g/t. Au; 146 g/t Ag; 1.25% Pb and 1.26% Zn. The veins mined in Q1 2017 in the Santa Eduwiges Mine were: Moctezuma (level 14), San Nicolás (level 14), and San Antonio (level 14).

At the Promontorio Mine, ore was extracted from the following veins: Promontorio, and San Nicolas (level 2).

During Q1 2016, 2,242 meters of infill drilling was carried out inside the mine to verify the continuity of structures and assist in the development of mining stopes of various veins. During Q1 2017 the Company drilled 1,076 meters from surface to explore the San Ignacio, and San Rafael veins.

Cusi Mineral Resource Estimate

Mineral Resource Estimations have been conducted by Matthew Hastings of SRK Consulting (U.S.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

The updated Mineral Resource Estimate disclosed herein is the result of drilling programs completed between January 2014 and January 2017. This review does not include any data from the 15,000-metre drilling program that was focused on the high-grade Santa Rosa de Lima zone. Drilling in this area is based on a new conceptual interpretation of the Santa Rosa de Lima structure at the Cusi Mine. This interpretation is based on exploration drilling of the NW-SE regional structural system and demonstrates that mineralization is consistent across the assessed area. Management are encouraged that through exploration programs such as this one it will demonstrate that there is a strong potential for further structural extensions of high-grade zones at the Company’s Cusi Mine.

Currently management are executing a high priority definition drilling program to convert the

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

current drilled resource into a measured and indicated category. Once drilling results are available an update addendum will be completed on this area. Management anticipates the completion of this work will occur in the second half of the year.

A Technical Report prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 standards of disclosure has been completed and filed on SEDAR.

The January 31, 2017, consolidated mineral resource statement for the Cusi Mine area is presented in Table 1.

Table 1: Consolidated Cusi Mineral Resource Estimate as of January 31, 2017 – SRK Consulting (U.S.), Inc.

Resources - Indicated								Contained Metal
		Tonnes (000’s)	Ag g/t	Pb %	Zn %	Au g/t	AgEq g/t	Ag M oz	Pb M lb	Zn M lb	Au K oz	AgEq M oz
Cusi
	Indicated	1,990	237.1	0.53	0.53	0.16	283.0	15.2	23.3	23.3	10.1	18.1

Resources - Inferred								Contained Metal
		Tonnes (000’s)	Ag g/t	Pb %	Zn %	Au g/t	AgEq g/t	Ag M oz	Pb M lb	Zn M lb	Au K oz	AgEq M oz
Cusi
	Inferred	1,200	305.3	0.51	0.64	0.14	354.0	11.8	13.5	17.1	5.6	13.7

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.

(2) Mineral resources are reported at a single cut-off grade of 110 g/t Ag based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$26.74/t), processing costs (US$16.63/t), and general and administrative costs (US$3.40/t).

* Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/LB 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00.

The resources were estimated by SRK. Matthew Hastings, M.Sc., PGeo, MAusIMM #314693 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.

** Metallurgical recovery assumptions are 74% Ag, 52% Au, 81% Pb, 59% Zn.

Discovery of Significant High-Grade Zone at Cusi Silver Mine in Mexico

On February 27, 2017 the Company announced the discovery of new high grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The Santa Rosa de Lima complex lies within a regional structure extending some 64 kilometers. Extension on the Cusi property has an anticipated length of 12 kilometers. The discovery comes as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016 and has now been completed. The structural mineralization widths from this program range from 1.5 meters to 10.0 meters with an average width of 4.16 meters. Full results from the program are expected to be released in late June 2017. Subsequent to the completion of the initial drilling campaign, the Company has also commenced an additional drilling campaign consisting of 15,000 meters of infill drilling which is approximately 25% complete.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The mineralization at the Santa Rosa de Lima structure is located 100 meters below the surface, and can occasionally be observed at surface at the intersections of veins like “Promontorio” and “Santa Edwiges”.

San Nicolas Vein

This is a structural vein on surface known longitudinally for approximately 1,300 metres with a general direction of Northwest 50 degrees Southeast. In the area of the Promontorio Mine the structure is identified on several levels and is believed to be an oxidized structure potentially containing economic material. In the area of the Santa Edwiges Mine the structure is also identified on several levels with less oxidation and greater amounts of sulphides. Drilling is ongoing and drift development on this target has resulted in deliverable base metal contributions in zinc and lead sulphide mineralization to the Malpaso mill plant.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months ended March 31, 2017 has been provided below:

Cusi Production	3 Months Ended
	Q1 2017	Q1 2016	% Var.

Tonnes processed (mt)	34,541	49,753	-31%
Daily throughput	395	569	-31%

Silver grade (g/t)	146.13	174.38	-16%
Gold grade (g/t)	0.25	0.29	-16%
Lead grade	1.25%	1.41%	-12%
Zinc grade	1.26%	1.38%	-9%

Silver recovery	64.18%	74.16%	-13%
Gold recovery	57.87%	66.84%	-13%
Lead recovery	80.22%	84.92%	-6%
Zinc recovery	37.91%	42.02%	-10%

Silver ounces (000’s)	104	207	-50%
Gold ounces	159	314	-49%
Lead pounds (000’s)	761	1,312	-42%
Zinc pounds (000’s)	363	638	-43%

Silver equivalent ounces (000’s)(1)	168	320	-48%
Copper equivalent pounds (000’s)(1)	1,437	2,740	-48%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Total ore processed of 34,541 tonnes during Q1 2017 decreased 31% compared to Q1 2016. Lower head grades and recoveries for all metals contributed to the 48% decrease in silver equivalent production.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Silver production of 104,000 ounces decreased 50%, gold production of 159 ounces decreased 49%, lead production of 0.8 million pounds decreased 42%, and zinc production of 0.4 million pounds decreased 43% compared to Q1 2016.

Despite the decreases in tonnage and metal production at Cusi it is very important to note that the Company is currently re-evaluating its development plan at the mine following a successful reinterpretation of the mine’s geology. Management are very encouraged by data from a recently completed 15,000-metre drilling program that was focused on the high-grade Santa Rosa de Lima zone with a goal of increasing tonnage and grade at Cusi, which was not included in the recently released Mineral Resource Estimate at Cusi (please see news release dated April 13, 2017). Drilling in this area is based on a new conceptual interpretation of the Santa Rosa de Lima structure at the Cusi Mine. This interpretation is based on exploration drilling of the NW-SE regional structural system and demonstrates that mineralization is consistent across the assessed area.

Management plans to focus on improving head grades and maintaining production at a rate of approximately 400tpd, while stockpiling ore at the plant and producing it in batches. The Company will be drifting on the Santa Rosa de Lima zone in an effort to improve head grades as well as focus on the reinterpretation of geology at Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Reserves - Proven and Probable												Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)
Yauricocha	Proven	847	71	0.59	1.60	2.82	0.65	336	-	1.9	10.9	29.8	52.6	17,735	9.2	-

	Probable	2,940	58	0.91	1.02	2.95	0.62	329.00	-	5.5	58.8	66.1	191.4	58,205	31.1	-

	Proven & Probable	3,787	61	0.84	1.15	2.92	0.62	331	-	7.4	69.7	95.9	244.0	75,940	40.3	-
Bolivar	Probable	4,327	18	0.85	-	-	0.31	-	1.18	2.4	80.7	-	-	44,000	-	112.1
Total	Proven & Probable	8,114	38	0.85	1.15	2.92	0.45	331	1.2	9.8	150.4	95.9	244.0	119,940	40.3	112.1

Resources - Measured and Indicated												Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(oz)	(M oz)	(M lb)
Yauricocha	Measured	1,429	75	0.87	1.54	3.10	0.71	371	-	3.4	27.4	48.6	97.7	32,703	17.0	-

	Indicated	6,442	58	1.17	0.81	2.61	0.66	332.00	-	12.0	166.8	115.1	370.7	137,189	68.7	-

	Measured & Indicated	7,871	61	1.12	0.94	2.70	0.67	339	-	15.4	194.2	163.7	468.4	169,892	85.7	-
Bolivar	Indicated	9,335	18	0.90	-	-	0.30		1.23	5.4	184.9	-	-	91,000	-	252.9
Cusi	Indicated	1,990	237	-	0.53	0.53	0.16	283	-	15.2	-	23.3	23.3	10,100	18.1	-
Total	Measured & Indicated	19,196	58	1.0	0.9	2.3	0.4	328		36.0	379.1	187.0	491.7	270,992	103.8	252.9

Resources - Inferred												Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(oz)	(M oz)	(M lb)
Yauricocha	Inferred	3,745	49	1.33	0.58	1.86	0.53	292	-	5.9	110.2	48.0	153.7	64,299	35.1	-

Bolivar	Inferred	9,055	18	0.86	-	-	0.33	-	1.20	5.2	171.6	-	-	97,000	-	239.8

Cusi	Inferred	1,200	305	-	0.51	0.64	0.14	354	-	11.8	-	13.5	17.1	5,600	13.7	-
Total	Inferred	14,000	51	1.00	0.56	1.56	0.37	307	1.20	22.9	281.8	61.5	170.8	166,899	48.8	239.8

Notes:

1.

The effective date of the mineral reserve and resource statement for the Yauricocha Mine including Mina Central, Cachi-Cachi, Mascota and Cuerpos mineral reserve and resource estimate is Dec 31, 2015. The effective date for Esperanza is June 30, 2016. Details of the estimate are provided in the Company’s August 11, 2016 press release .A NI 43-101 compliant technical report to support the estimate has been filed on SEDAR as of September 12, 2016. Measured and Indicated Resources include Proven and Probable Reserves. Silver equivalent is based on the following metal prices: US$16.76/oz Ag, US$2.28/lb Cu, US$0.86/lb Pb and US$0.94 Zn and US$1,251/oz Au.

2.

The effective date of the Bolivar mineral reserve and resource estimate is Sep 31, 2016. Details of the estimate are provided in the Company’s Apr 11, 2017 press releases and a NI 43-101 compliant technical report filed on SEDAR on Apr 19, 2017. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.30/oz Ag, US2.43/lb Cu and US$1,283 Au. Totals for proven and probable are diluted for internal waste.

3.

The effective date of the Cusi mineral resource estimate is Jan 31, 2017. Details of the estimate are provided in the Company’s Apr 13, 2017 press release and a NI 43-101 compliant technical report has been filed on SEDAR as of April 17, 2017.

4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

6. SUMMARIZED FINANCIAL RESULTS

Three months ended March 31, 2017 (compared to the three months ended March 31, 2016)

Net income (loss) attributable to shareholders for Q1 2017 was $2.6 million (Q1 2016: $(5.1) million) or $0.02 per share (basic and diluted) (Q1 2016: $(0.03)). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $38.5 million for Q1 2017 compared to $12.5 million in Q1 2016. The increase in revenues was due to a 21% increase in tonnes processed, higher head grades for silver, copper and zinc, higher recoveries for all metals, except gold, and the increase in the prices of silver (16%), copper (24%), lead (30%), zinc (65%), and gold (2%). The Company achieved record production during Q1 2017 as the operational improvement program and the focus on extracting higher value ore, in addition to ore sourced from the Esperanza Zone, has positively impacted the revenues during the last three quarters.

Revenue from metals payable in Mexico were $16.0 million for Q1 2017 compared to $11.2 million for the same period in 2016. Revenue in Mexico increased as a result of the increase in copper (24%) and silver (16%) prices during Q1 2017 compared to Q1 2016; and the 11% increase in throughput, and higher recoveries of all metals at Bolivar. Also, there has been a decrease in head grades and recoveries of all metals, except gold recoveries, at the Bolivar Mine, and lower throughput and silver head grades and recoveries at Cusi. This was partially offset by a 31% decrease in throughput, and lower head grades and recoveries for all metals at Cusi.

Revenue from metals payable at the Bolivar Mine were $13.8 million for Q1 2017 compared to $8.3 million for the same period in 2016. The increase in revenue from the Bolivar Mine was due to the 24% increase in the price of copper realized in Q1 2017 compared to Q1 2016, as well as the 11% increase in throughput and increase in recoveries of all metals, which helped offset the decline in head grades of all metals.

Revenue from metals payable at the Cusi Mine for Q1 2017 were $2.2 million compared to $2.9 million for the same period in 2016. The decrease in revenues was due to the 31% decrease in throughput, and lower head grades and recoveries for all metals realized during Q1 2017. Despite the decrease in tonnage and metal production at Cusi, it is important to note that the Company is currently re-evaluating its development plan at the mine following a successful reinterpretation of the mine’s geology. Management are very encouraged by data from a recently completed 15,000-metre drilling program that was focused on the high-grade Santa Rosa de Lima zone with a goal of increasing tonnage and grade at Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for Q1 2017 and each quarter in 2016:

Realized Metal Prices	2017	2016
(In US dollars)	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$17.71	$16.82	$19.17	$17.08	$15.26
Copper (lb)	$2.64	$2.38	$2.16	$2.15	$2.13
Lead (lb)	$1.04	$0.95	$0.85	$0.79	$0.80
Zinc (lb)	$1.27	$1.16	$1.02	$0.86	$0.77
Gold (oz)	$1,231	$1,210	$1,347	$1,246	$1,212

Yauricocha’s cost of sales per silver equivalent payable ounce was $8.26 (Q1 2016 - $8.81), cash cost per silver equivalent payable ounce was $7.39 (Q1 2016 - $8.69), and all-in sustaining cash cost (“AISC”) per silver equivalent payable ounce was $10.60 (Q1 2016 - $15.16) for Q1 2017 compared to the same period in 2016. The decrease in the AISC per silver equivalent payable ounce during Q1 2017 was due to an increase in silver equivalent payable ounces as a result of higher throughput and ore feed head grades from the increase in available production from higher grade zones in the Mine. Also, lower treatment and refining costs were incurred during Q1 2017 resulting from improved terms within re-negotiated sales contracts with our off-takers.

Bolivar’s cost of sales per copper equivalent payable pound was $1.16 (Q1 2016 - $1.28), cash cost per copper equivalent payable pound was $1.14 (Q1 2016 - $1.41), and AISC per copper equivalent payable pound was $1.89 (Q1 2016 - $2.35) for Q1 2017 compared to the same period in 2016. The decrease in the AISC per copper equivalent payable pound during Q1 2017 was due to an increase in copper equivalent payable pounds as a result of 11% higher throughput, and higher recoveries realized for all metals, offset an increase of $0.3M in sustaining capital expenditures related to mine development and equipment purchases.

Cusi’s cost of sales per silver equivalent payable ounce was $8.53 (Q1 2016 - $6.15), cash cost per silver equivalent payable ounce was $10.82 (Q1 2016 - $3.88), and AISC per silver equivalent payable ounce was $22.72 (Q1 2016 - $12.88) for Q1 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the increase of $0.4M in sustaining capital expenditures related to stope and drift development within the mine during Q1 2017 as the Company is currently re-evaluating its development plan following a successful reinterpretation of the mine’s geology. The decline in throughput and silver head grades and recoveries resulted in fewer silver equivalent payable ounces which also contributed to the higher AISC per silver equivalent payable ounce in Q1 2017 compared to Q1 2016.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q1 2017 of $16.7 million compared to $10.6 million for the same period in 2016.

A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $9.2 million for Q1 2017 (Q1 2016: $4.8 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in Q1 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during Q1 2017 compared to Q1 2016 resulted in a higher depletion charge.

General and Administrative Expenses

The Company incurred general and administrative expenses of $3.6 million for Q1 2017 compared to $3.0 million for the same period in 2016. The increase in general and administrative costs in Q1 2017 compared to the same period in 2016 was due to an increase in legal fees incurred in Canada with regards to the work being performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the proposed spin-out of the Northern Peruvian Properties within the Company’s Plexmar Resources subsidiary.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $25.4 million during Q1 2017 (Q1 2016: $4.4 million) which was comprised of $20.4 million (Q1 2016: $0.8 million) from the Peruvian operations and $5.5 million (Q1 2016: $4.2 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $6.2 million for Q1 2017 compared to $0.2 million for the same period in 2016. The increase was the result of the higher taxable income generated in Peru during Q1 2017 compared to Q1 2016.

During Q1 2017, the Company recorded a deferred tax recovery of $4.5 million compared to $1.7 million in the same period in 2016. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has increased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $11.0 million for Q1 2017 compared to an adjusted net loss of $(2.0) million for the same period in 2016. The increase resulted from the increase in revenues at the Yauricocha and Bolivar Mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

Other comprehensive income (“OCI”) for Q1 2017 was $3.1 million compared to other comprehensive loss (“OCL”) of $(5.3) million for the same period in 2016. OCI includes a foreign currency loss of $(0.5) million for Q1 2017 (Q1 2016: $0.7 million gain). The unrealized foreign currency translation loss was caused by the weakening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange loss on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1)	This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2017	$	$		$	$

Revenue	38,501	13,811	2,206	-	54,518

Production cost of sales	(15,128)	(7,000)	(1,536)	-	(23,664)
Depletion of mineral property	(9,631)	(1,002)	(220)	-	(10,853)
Depreciation and amortization of property, plant and equipment	(2,993)	(2,202)	(483)	-	(5,678)
Cost of sales	(27,752)	(10,204)	(2,239)	-	(40,195)
Gross profit (loss) from mining operations	10,749	3,607	(33)	-	14,323

Net income (loss) from operations	5,202	(52)	(976)	(560)	3,614

Adjusted EBITDA	20,400	5,163	345	(547)	25,361

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2016	$	$		$	$

Revenue	12,500	8,300	2,940	-	23,740

Production cost of sales	(9,276)	(5,573)	(1,223)	-	(16,072)
Depletion of mineral property	(5,285)	(933)	(205)	-	(6,423)
Depreciation and amortization of property, plant and equipment	(1,066)	(1,416)	(311)	-	(2,793)
Cost of sales	(15,627)	(7,922)	(1,739)	-	(25,288)
Gross profit (loss) from mining operations	(3,127)	378	1,201	-	(1,548)

Net income (loss) from operations	(5,228)	686	(47)	(1,371)	(5,960)

Adjusted EBITDA	780	2,266	1,931	(604)	4,373

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Cash Flows

Cash flow from operating activities before movements in working capital of $22.8 million for Q1 2017 increased from $5.0 million in the same period of 2016. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(9.8) million (Q1 2016: $(4.0) million) used in investing activities for Q1 2017 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

A breakdown of the Company’s capital expenditures of $9.8 million during Q1 2017 is presented below:

Q1 2017 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Esperanza development and infill drilling	$0.40	$-	$-	$0.40
Mine Development	$1.10	$0.45	$1.10	$2.65
Shafts	$0.50	$-	$-	$0.50
Tunnel	$0.40	$-	$-	$0.40
Equipment	$0.90	$1.50	$0.10	$2.50
Tailings Dam	$0.10	$0.10	$-	$0.20
Increase Mill Capacity/maintenance	$0.30	$0.30	$0.30	$0.90
Mine Exploration	$0.50	$0.40	$1.30	$2.20
	$4.20	$2.75	$2.80	$9.75

Net cash flow of $(5.7) million (Q1 2016: $5.8 million) from (used in) financing activities for Q1 2017 consists of $(5.2) million (Q1 2016: $(12.9) million) in repayments of loans and credit facilities, $(3.7) million (2015: $(1.9) million) in interest paid on loans and credit facilities, and $(0.5) million (Q1 2015: $Nil) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $4.0 million in Q1 2016.

7. QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share amounts)	2017	2016				2015
	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenues	54,518	41,825	40,757	36,858	23,740	25,024	28,421	45,867
Adjusted EBITDA	25,361	15,985	16,264	5,265	4,373	(1,935)	2,013	18,249
Adjusted net income (loss) attributable to shareholders	10,990	3,516	5,003	454	(1,967)	(3,599)	(3,646)	7,274
Net income (loss) attributable to shareholders	2,558	(5,076)	1,367	(3,440)	(5,116)	(27,083)	(6,761)	1,209

Basic and diluted earnings (loss) per share ($)	0.02	(0.04)	0.01	(0.02)	(0.03)	(0.17)	(0.04)	0.00

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

8.     LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at March 31, 2017 and December 31, 2016:

(000’s)	March 31, 2017	December 31, 2016
Cash and cash equivalents	$37,959	$42,145
Working capital	$12,442	$9,576
Total assets	$361,790	$364,812

Debt (net of financing fees)	$75,040	$78,760
Total liabilities	$172,699	$178,850

Equity attributable to owners of the Company	$162,807	$160,268

Cash and cash equivalents of $38.0 million and working capital of $12.4 million as at March 31, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $4.2 million during Q1 2017 due to $11.0 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(9.8) million, repayment of loans, credit facilities and interest of $(5.2) million, and dividends paid to non-controlling interest shareholders of $(0.5) million. Included in the $11.0 million of operating cash flows were negative changes in non-cash working capital items of $7.7 million due to the increase accounts receivable as at March 31, 2017.

Trade and other receivables includes $4.4 million (December 31, 2016 - $3.8 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $11.5 million for some of the monthly claims submitted over the past three years. The Company expects to collect or offset the VAT balance against 2017 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at March 31, 2017.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000’s)	Limit	March 31, 2017	December 31, 2016
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$44,381	$45,820
Corona loan with BCP (Corona Operating)(2)	$15,000	$11,029	$12,449
Corona Notes payable to Scotiabank Peru(3)	$15,000	$14,750	$14,750
Pre-export finance facility with Metagri S.A. de C.V.(4)	$4,000	$366	$1,179
FIFOMI working capital facility	$7,543	$4,514	$4,484
Total Debt		$75,040	$78,682

Less cash balances		$37,959	$42,145
Net Debt		$37,081	$36,537

(1 – 4) See condensed interim consolidated financial statements as at March 31, 2017 for details of each loan and credit facility.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Refinancing of Credit Facility

The remaining $48 million due on the Corona Acquisition Facility (“the Facility”) with Banco de Credito del Peru was refinanced in August 7, 2015.

The most significant amendments to the Facility were as follows:

The remaining $48 million on the Facility was split into two tranches:

•	Tranche 1, in the amount of $24 million has quarterly principal repayments of $1.5 million beginning in November 2016 and ending in August 2020;
•	Tranche 2, in the amount of $24 million, has no quarterly principal repayments and to be repaid in full in August 2020;
•	One year principal repayment grace period;
•	Reduced interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR; and
•	Term of the Facility extended for five years.

This was a very successful refinancing for the Company, where interest costs were reduced, and almost $20 million of debt principal repayments were no longer due for the remainder of 2015 and 2016. Additionally, quarterly principal repayments thereafter have been reduced from $3.4 million to $1.5 million. The new Facility provides the Company with increased financial flexibility during these difficult times of continued declining metal prices and allows for the completion of the Company’s capital expenditure programs which will benefit the Company with potential production increases and reduced risk exposure. The Company is in compliance with all financial covenants as at March 31, 2017.

Outstanding shares

The authorized share capital at March 31, 2017 was an unlimited number of common shares without par value. As at May 11, 2017, the Company had 162.7 million shares issued and outstanding (December 31, 2016 – 162.4 million shares issued and outstanding).

As at March 31, 2017, there were 2,291,993 RSUs outstanding at a weighted average fair value of C$2.39.

As at May 11, 2017 there are 2,291,993 RSU’s outstanding at a weighted average fair value of C$2.39.

On September 27, 2016, a Special Meeting of Shareholders was held, whereby 98% of Sierra Metals’ shareholders voted in favour to amend the Company’s articles to consolidate the issued and outstanding Common Shares of the Corporation on the basis of one post-consolidation Common Share for every two pre-consolidation Common Shares or such other consolidation ratio that the directors of the Corporation deem desirable. Such ratio is to be no greater than one post-consolidation Common Share for every five pre-consolidation Common Shares.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

9.     SAFETY, HEALTH AND ENVIRONMENT

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.     OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)

In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, (“the Federal Court”) issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three months ended March 31, 2017 and 2016:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2017	March 31, 2016

Net income (loss)	$3,614	$(5,960)

Adjusted for:
Depletion and depreciation	16,674	10,557
Interest expense and other finance costs	1,046	1,325
Interest income	(44)	(8)
Share-based payments	450	120
Foreign currency exchange gain	1,916	(233)
Income taxes	1,705	(1,428)
Adjusted EBITDA	$25,361	$4,373

Non-IFRS reconciliation of adjusted net income (loss)

The Company has included the non-IFRS financial performance measure of adjusted net income (loss), defined by management as the net income (loss) attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income (loss) to the condensed interim consolidated financial statements for the three months ended March 31, 2017 and 2016:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2017	March 31, 2016

Net income (loss) attributable to shareholders	$2,558	$(5,116)
Non-cash depletion charge on Corona’s acquisition	9,167	4,790
Deferred tax recovery on Corona’s acquisition depletion charge	(3,101)	(1,528)
Share-based compensation	450	120
Foreign currency exchange gain	1,916	(233)
Adjusted net income (loss) attributable to shareholders	$10,990	$(1,967)

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce and copper equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce and copper equivalent payable pound and has included calculations of this metric in the reconciliations within the applicable tables to follow. This is the first time the Company is including the cost of sales per equivalent ounce and pound metrics.

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

Effective Q4 2015, the Company changed its methodology for calculating the cash cost and all-in sustaining cost metrics from a silver payable ounce and copper payable pound, net of by-product credits basis, to a silver equivalent payable ounce and copper equivalent payable pound basis, including treatment and refining charges of all metals in the calculation.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income (loss) for the three months ended March 31, 2017 and 2016:

(In thousand of US dollars, unless stated)			Three months ended March 31, 2017				Three months ended March 31, 2016
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		27,752	9,203	3,239	40,195	15,604	7,453	2,231	25,288
Reverse: Workers Profit Sharing		(1,307)	-	-	(1,307)	-	-	-	-
Reverse: D&A/Other adjustments		(12,915)	(2,323)	(1,292)	(16,531)	(6,451)	(1,307)	(1,459)	(9,217)
Reverse: Variation in Finished Inventory		992	(2,120)	(127)	(1,254)	2,327	(335)	1,734	3,726
Total Cash Cost		14,522	4,760	1,820	21,102	11,480	5,811	2,506	19,797
Tonnes Processed		251,180	243,974	34,541	529,695	207,580	218,886	49,753	476,219
Cash Cost per Tonne Processed	US$	57.81	19.51	52.71	39.84	55.30	26.55	50.37	41.57

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound for the three months ended March 31, 2017 and 2016:

Yauricocha:

(In thousand of US dollars, unless stated)			Three months ended
			March 31, 2017	March 31, 2016

Cash Cost (recovery) per silver payable ounce
Total Cash Cost			14,522	11,480
Variation in Finished inventory			(992)	(2,327)
Total Cash Cost of Sales			13,530	9,153
Treatment and Refining Charges			2,055	3,729
Selling Costs			997	618
G&A Costs			1,232	1,125
Sustaining Capital Expenditures			1,612	1,340
All-In Sustaining Cash Costs			19,426	15,965
Silver Equivalent Payable Ounces (000’s)			1,832	1,053
Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	8.26	8.81
Cash Cost per Silver Equivalent Payable Ounce	(US$	)	7.39	8.69
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	10.60	15.16
Copper Equivalent Payable Pounds			15,671	9,009
Cost of Sales per Copper Equivalent Payable Pound	(US$	)	0.97	1.03
Cash Cost per Copper Equivalent Payable Pound	(US$	)	0.86	1.02
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.24	1.77

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound and silver equivalent payable ounce for the three months ended March 31, 2017 and 2016:

Bolivar:

			Three months ended
(In thousand of US dollars, unless stated)			March 31, 2017	March 31, 2016

Cash Cost per copper payable pound
Total Cash Cost			4,760	5,811
Variation in Finished inventory			2,120	335
Total Cash Cost of Sales			6,880	6,146
Treatment and Refining Charges			1,543	1,579
Selling Costs			856	686
G&A Costs			574	617
Sustaining Capital Expenditures			1,512	1,227
All-In Sustaining Cash Costs			11,364	10,255
Silver Equivalent Payable Ounces (000’s)			704	511
Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	9.94	10.91
Cash Cost per Silver Equivalent Payable Ounce	(US$	)	9.77	12.03
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	16.14	20.07
Copper Equivalent Payable Pounds			6,019	4,366
Cost of Sales per Copper Equivalent Payable Pound	(US$	)	1.16	1.28
Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.14	1.41
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.89	2.35

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound for the three months ended March 31, 2017 and 2016:

Cusi:

			Three months ended
(In thousand of US dollars, unless stated)			March 31, 2017	March 31, 2016

Cash Cost (recovery) per silver payable ounce
Total Cash Cost			1,820	2,506
Variation in Finished inventory			127	(1,734)
Total Cash Cost of Sales			1,947	772
Treatment and Refining Charges			584	580
Selling Costs			151	151
G&A Costs			101	136
Sustaining Capital Expenditures			1,306	924
All-In Sustaining Cash Costs			4,089	2,563
Silver Equivalent Payable Ounces (000’s)			180	199
Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	8.53	6.15
Cash Cost per Silver Equivalent Payable Ounce	(US$	)	10.82	3.88
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	22.72	12.88
Copper Equivalent Payable Pounds			1,543	1,701
Cost of Sales per Copper Equivalent Payable Pound	(US$	)	1.00	0.72
Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.26	0.45
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	2.65	1.51

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Consolidated:

			Three months ended
(In thousand of US dollars, unless stated)			March 31, 2017	March 31, 2016
Total Cash Cost of Sales			22,357	16,071
All-In Sustaining Cash Costs			34,880	28,783
Silver Equivalent Payable Ounces (000’s)			2,716	1,763
Cost of Sales per Silver Equivalent Payable Ounce	(US$	)	8.71	9.12
Cash Cost per Silver Equivalent Payable Ounce	(US$	)	8.23	9.12
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$	)	12.84	16.33
Copper Equivalent Payable Pounds			23,233	15,076
Cost of Sales per Copper Equivalent Payable Pound	(US$	)	1.02	1.07
Cash Cost per Copper Equivalent Payable Pound	(US$	)	0.96	1.07
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$	)	1.50	1.91

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•

Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2016 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at March 31, 2017, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2018, or later periods:

IFRS 9, Financial Instruments: Recognition and measurement (“IFRS 9”)

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the recognition and measurement of financial assets and liabilities. It also introduces a new expected credit loss model for calculating impairment for financial assets and liabilities. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, was issued in May 2014, which covers principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

The Company has not yet determined the potential impact of adopting this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

Amendments to IAS 7, Statements of Cash Flows (“IAS 7”)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments apply prospectively for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company has determined that there is no impact on the adoption of this amendment within the condensed interim consolidated financial statements.

13. OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2017.

14. DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company’s management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at March 31, 2017, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2017. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2017 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, ICFR.

15. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 available at www.sedar.com under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2017

(In thousands of United States dollars, unless otherwise stated)

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.